05035788

ATES
NGE COMMISSION
Washington, D.C. 20549

VE 2-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 23 2005

SEC FILE NUMBER
8-65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Structured Capital Resources Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807 Eagle Pass
(No. and Street)

Heath	TX	75032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everette Hull — **972-467-2728**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everette Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structured Capital Resources Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRUCTURED CAPITAL RESOURCES CORPORATION

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2004

Supplemental Report On Internal Control
(With Independent Auditors' Report)

STRUCTURED CAPITAL RESOURCES CORPORATION
ANNUAL FINANCIAL REPORT
TABLE OF CONTENTS
For the Year Ended December 31, 2004

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Structured Capital Resources Corporation:

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Structured Capital Resources Corporation (the Company) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

The Walton Group, LLC
Fort Worth, Texas

February 12, 2005

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Financial Condition for
Noncarrying, Nonclearing and Certain
other Brokers or Dealers
December 31, 2004

ASSETS

Current assets:	
Cash	$ 190,966
Total current assets	190,966
Property, furniture and equipment, net of accumulated depreciation (Note 2)	30,993
Total assets	$ 221,959

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Commissions and other payables	$ 750
Current portion of capital lease obligation (Note 3)	7,287
Total current liabilities	8,037
Capital lease obligation, less current portion (Note 3)	22,211
Total liabilities	30,248
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	7,200
Retained earnings	183,511
Total stockholder's equity	191,711
Total liabilities and stockholder's equity	$ 221,959

The accompanying notes are an integral part of these financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Operations
For the Year Ended December 31, 2004

Revenue:	
Commissions	$ 261,626
Expenses:	
Accounting and auditing	5,800
Bank fees	346
Commissions, paid to officer and sole stockholder	66,000
Depreciation expense (Note 2)	4,952
Retirement plan expenses (Note 4)	22,300
Fidelity bond	480
Interest expense (Note 3)	745
Office expense	542
Regulatory fees	1,840
	103,005
Net Income	$ 158,621

The accompanying notes are an integral part of these financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance January 1, 2004	1,000	$ 1,000	$ 7,200	$ 24,890	$ 33,090
Net income	-	-	-	158,621	158,621
Balance, December 31, 2004	1,000	$ 1,000	$ 7,200	$ 183,511	$ 191,711

The accompanying notes are an integral part of these financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Reconciliation of net income to cash provided by operating activities:	
Net income	$ 158,621
Depreciation	4,952
Increase in accounts payable	750
Net cash provided by operating activities	164,323
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on lease obligation	(3,517)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(2,930)
Increase in cash	157,876
Cash and cash equivalents, January 1, 2004	33,090
Cash and cash equivalents, December 31, 2004	$ 190,966

Supplemental disclosures:

Interest paid	$ 745

During the year ended December 31, 2004, the Company obtained additional fixed assets through capital lease obligations totaling $33,015.

The accompanying notes are an integral part of these financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company is registered as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a structured finance boutique investment banking firm involved in the financial advisory, private placement, and mergers and acquisition businesses with middle market companies and not-for-profit corporations throughout the southwestern United States. The Company does not maintain discretionary accounts for its customers.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain ratios.

(c) Income Taxes

There is no provision for Federal income taxes in the accompanying financial statements. The Company has filed an election to be treated under Subchapter S of the Internal Revenue Code. Income tax liabilities on net income are the responsibility of the individual stockholder.

(d) Cash Flows

For purposes of the statement of cash flows, the Company includes cash in banks and similar accounts as cash equivalents.

(e) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(f) Concentration of Credit and Market Risk

Concentration of credit risk consists of cash. The Company places its cash with quality financial institutions, and by policy, attempts to limit the amount of exposure to any one financial institution. However; at times, balances exceed federally insured limits (FDIC). At December 31, 2004, cash exceeded FDIC limits by $93,266.

(g) Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to the claims of general creditors at December 31, 2004.

(Continued)

(2) Property, Furniture and Equipment

Property, furniture and equipment was composed of the following at December 31, 2004:

Computer equipment	$ 2,930
Vehicles	33,015
	35,945
Less accumulated depreciation	(4,952)
	$ 30,993

Depreciation on equipment is calculated using the straight-line method over the estimated useful life of the assets, generally 4 to 5 years.

Depreciation expense for the year ended December 31, 2004 was $4,952.

(3) Obligation Under Capital Lease

During the year ended December 31, 2004, the Company obtained a vehicle through a capital lease. The related vehicle is included as a component of property, furniture, and equipment in the accompanying financial statements. The lease obligation is summarized as follows:

Lease of vehicle, with interest at 4.05%, due in monthly installments of $609, expiring in 2009.	$ 29,498

The Company incurred interest expense in the amount of $745 relating to the lease obligation for the year ended December 31, 2004.

The present value of minimum lease payments due subsequent to December 31, 2004 are as follows:

2005	$ 7,304
2006	7,304
2007	7,304
2008	7,304
2009	3,048
	32,264
Amount representing interest	(2,766)
Present value of minimum lease payments	$ 29,498

(4) Retirement Plans

During the year ended December 31, 2004, the Company adopted an owner only defined benefit plan (Benefit Plan) and a 401(k) profit sharing plan (401(k) Plan). Although additional funding for the Benefit Plan for the year ended December 31, 2004 is anticipated, the amount was not determinable as of February 12, 2005.

(Continued)

(4) Retirement Plans (Continued)

During the year ended December 31, 2004, the Company contributed $20,000 in anticipation of a projected benefit obligation. At December 31, 2004, the fair market value of the Benefit Plan assets was approximately $19,996. The Benefit Plan invests primarily in mutual funds. The weighted average assumed discount rate used to determine benefit obligations as of December 31, 2004 was 5%.

For the year ended December 31, 2004, and through February 12, 2005, there were no employer contributions to the 401(k) Plan. Eligible participants may contribute the lesser of 75% of compensation or amounts allowed by the Internal Revenue Code. Employer contributions are discretionary.

For the year ended December 31, 2004, the total cost for establishing and administering the Benefit Plan and the 401(k) Plan was approximately $2,300. The amount is included as a component of retirement plan expenses on the accompanying financial statements.

(5) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended December 31, 2004

Computation of Net Capital

Total stockholder's equity	$ 191,711
Non-allowable assets	(30,993)
Net allowable capital	$ 160,718

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 2,017
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 155,718

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 30,248
Percentage of aggregate indebtedness to net allowable capital	18%

(Continued)

STRUCTURED CAPITAL RESOURCES CORPORATION
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2004

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers".

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims at January 1, 2004	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2004	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net allowable capital as reported in Company's unaudited FOCUS report	$ 192,516
Net audit adjustments	(31,798)
Adjusted net allowable capital, per audited financial statements	$ 160,718

INDEPENDENT AUDITORS' REPORT ON

INTERNAL ACCOUNTING CONTROL

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Structured Capital Resources Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Structured Capital Resources Corporation (the Company), for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon February 12, 2005.

<u>Segregation of Duties</u>

> There are a limited number of personnel responsible for all accounting and reporting functions. Accordingly, there is little segregation of duties. Due to the size of the Company's operations, management does not feel that hiring additional employees is feasible with respect to this condition.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

February 12, 2005